

December 19, 2014

Via E-mail
Mr. James T. Hau
Vice President and Chief Accounting Officer
The WhiteWave Foods Company
1225 Seventeenth Street, Suite 1000
Denver, CO 80202

Re: The WhiteWave Foods Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 10, 2014
File No. 001-35708

Dear Mr Hau:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

North America Segment Results, page 47

1.   We note that net sales increased 10.5% during 2013 and on pages 7 and 41 you highlight a number of new product introductions that occurred during 2013. Item 303(a)(3)(iii) of Regulation S-K requires a narrative discussion of the extent to which material increases in net sales are attributable to the introduction of new products, but you do not address new products in your discussion of results. Please explain to us how your disclosure

complies with the guidance, or provide us revised disclosure for inclusion in your filings that addresses Item 303(a)(3)(iii).

2.   We note the significance of the revenues and growth of almond milk, as discussed in your February 13, 2014 earnings call, and that you do not provide any information related to almond milk in the discussion of your results of operations. Please explain to us how you determined that information related to changes in revenue attributable to almond milk is not necessary for an understanding of your results of operations, as set forth in Item 303 of Regulation S-K, or provide us revised disclosure for inclusion in your filings that addresses Item 303. Similarly, please address why information related to soy milk is not required for an understanding of your results based upon its historical significance and decreasing contribution to revenues. As part of your response, provide us, as supplemental information, the sales totals for these two categories for the years presented and through the interim period ended September 30, 2014.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Notes to Condensed Consolidated Financial Statements, page 7

Note 14: Segment, Geographic, and Customer Information, page 25

3.   We note that your North America segment includes your organic greens and produce categories, which were recently acquired as part of the Earthbound Farm transaction. However, information in various press releases indicates that you operate Earthbound Farm as a separate business unit and that the president of Earthbound Farm has "full operational responsibility" and reports to your CEO and Chairman. These two factors seem to indicate that Earthbound Farm is a separate operating segment. Please provide us an analysis of the factors you considered in your determination that Earthbound Farm is not an operating segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant